QuickLinks -- Click here to rapidly navigate through this document

Ex (a)(1)(xiv)

KUDELSKI GROUP ISSUES LETTER TO OPENTV SHAREHOLDERS

Encourages OpenTV Shareholders to Act Before November 6 Expiration of
Premium US$1.55 Per Share Cash Tender Offer

        Cheseaux, Switzerland—October 30, 2009—The Kudelski Group (SIX: KUD.VX) today issued a letter to OpenTV Corp. (NASDAQ: OPTV) shareholders regarding the tender offer commenced by Kudelski on October 5, 2009 to acquire all outstanding Class A shares of OpenTV not already owned by Kudelski or its subsidiaries for US$1.55 per share in cash, implying a total equity value of at least US$215 million(1). The text of the letter is available now at www.opentvvalue.com and is being mailed to OpenTV shareholders.

(1)
Based upon valuing the aggregate Class A and Class B shares at the $1.55 per share offer price. Does not reflect any premium that would be associated with the higher voting Class B shares.

        Kudelski today also announced that it has eliminated the condition to its obligation to accept shares in the tender offer relating to the receipt of sufficient proceeds under the credit facility described in its offer to purchase included as an exhibit to the Schedule TO filed with the SEC. Kudelski has sufficient cash and borrowings available under such credit facility to purchase all OpenTV shares subject to the tender offer and to pay all related fees and expenses.

About The Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

        This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended as described in the offer to purchase filed with the SEC. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the

SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 800-322-2885. Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

        This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

QuickLinks

  Ex (a)(1)(xiv)